SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated January 28, 2010

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

Enclosures:

Nokia stock exchange release dated January 28, 2010: Nokia Q4 2009 net sales EUR 12.0 billion, non-IFRS EPS EUR 0.25 (reported EPS EUR 0.26)

INTERIM REPORT

Nokia Corporation

Nokia Q4 2009 net sales EUR 12.0 billion, non-IFRS EPS EUR 0.25 (reported EPS EUR 0.26)

Nokia 2009 net sales EUR 41.0 billion, non-IFRS EPS EUR 0.66 (reported EPS EUR 0.24)

Nokia Board of Directors will propose a dividend of EUR 0.40 per share for 2009 (EUR 0.40 per share for 2008)

	Non-IFRS fourth quarter 2009 results(1)					Non-IFRS full year 2009 results(1), (2)
EUR million	Q4/2009	Q4/2008	YoY Change	Q3/2009	QoQ Change	2009	2008	YoY Change
Net sales	11 988	12 665	-5.3%	9 810	22.2%	40 987	50 722	-19.2%
Devices & Services	8 179	8 141	0.5%	6 915	18.3%	27 853	35 099	-20.6%
NAVTEQ	225	206	9.2%	166	35.5%	673	363
Nokia Siemens Networks	3 625	4 340	-16.5%	2 760	31.3%	12 574	15 319	-17.9%

Operating profit	1 473	1 239	18.9%	741	98.8%	3 503	7 033	-50.2%
Devices & Services	1257	983	27.9%	787	59.7%	3 488	6 373	-45.3%
NAVTEQ	54	53	1.9%	43	25.6%	121	82
Nokia Siemens Networks	201	225	-10.7%	-53		28	757	-96.3%

Operating margin	12.3%	9.8%		7.6%		8.5%	13.9%
Devices & Services	15.4%	12.1%		11.4%		12.5%	18.2%
NAVTEQ	24.0%	25.7%		25.9%		18.0%	22.6%
Nokia Siemens Networks	5.5%	5.2%		-1.9%		0.2%	4.9%

EPS, EUR Diluted	0.25	0.26	-3.8%	0.17	47.1%	0.66	1.34	-50.7%

	Reported fourth quarter 2009 results					Reported full year 2009 results(2)
EUR million	Q4/2009	Q4/2008	YoY Change	Q3/2009	QoQ Change	2009	2008	YoY Change
Net sales	11 988	12 662	-5.3%	9 810	22.2%	40 984	50 710	-19.2%
Devices & Services	8 179	8 141	0.5%	6 915	18.3%	27 853	35 099	-20.6%
NAVTEQ	225	205	9.8%	166	35.5%	670	361
Nokia Siemens Networks	3 625	4 338	-16.4%	2 760	31.3%	12 574	15 309	-17.9%

Operating profit	1 141	492	131.9%	-426		1 197	4 966	-75.9%
Devices & Services	1 219	766	59.1%	785	55.3%	3 314	5 816	-43.0%
NAVTEQ	-56	-73		-68		-344	-153
Nokia Siemens Networks	17	-179		-1 107		-1 639	-301

Operating margin	9.5%	3.9%		-4.3%		2.9%	9.8%
Devices & Services	14.9%	9.4%		11.4%		11.9%	16.6%
NAVTEQ	-24.9%	-35.6%		-41.0%		-51.3%	-42.4%
Nokia Siemens Networks	0.5%	-4.1%		-40.1%		-13.0%	-2.0%

EPS, EUR Diluted	0.26	0.15	73.3%	-0.15		0.24	1.05	-77.1%

Note 1 relating to non-IFRS results: Non-IFRS results exclude special items for all periods. In addition, non-IFRS results exclude intangible asset amortization, other purchase price accounting related items and inventory value adjustments arising from i) the formation of Nokia Siemens Networks and ii) all business acquisitions completed after June 30, 2008. More specific information about the exclusions from the non-IFRS results may be found in this press release on pages 3-4, 12-14 and 16 for the quarterly periods and pages 25-29 for the full year 2009 and 2008.

Nokia believes that these non-IFRS financial measures provide meaningful supplemental information to both management and investors regarding Nokia’s performance by excluding the above-described items that may not be indicative of Nokia’s business operating results. These non-IFRS financial measures should not be viewed in isolation or as substitutes to the equivalent IFRS measure(s), but should be used in conjunction with the most directly comparable IFRS measure(s) in the reported results. A reconciliation of the non-IFRS results to our reported results for Q4 2009 and Q4 2008 as well as for full year 2009 and 2008 can be found in the tables on pages 10, 12-16 and 24-29 of this press release. A reconciliation of our Q3 2009 non-IFRS results can be found on pages 11 and 14-18 of our Q3 2009 Interim Report of October 15, 2009.

Note 2 relating to NAVTEQ: Nokia completed the acquisition of NAVTEQ Corporation on July 10, 2008. NAVTEQ is a separate reportable segment of Nokia starting from the third quarter 2008. The results of NAVTEQ are not available for the prior periods. Accordingly, the results of Nokia Group and NAVTEQ for the full year 2009 are not directly comparable to the results for the full year 2008.

FOURTH QUARTER 2009 HIGHLIGHTS

•                  Nokia net sales of EUR 12.0 billion, down 5% year on year and up 22% sequentially (down 4% and up 20% at constant currency).

•                  Devices & Services net sales of EUR 8.2 billion, up 0.5% year on year and up 18% sequentially (up 2% and 16% at constant currency).

•                  Services net sales of EUR 169 million, up 15% sequentially; billings of EUR 226 million, up 31% sequentially.

•                  Estimated industry mobile device volumes of 329 million units, up 8% year on year and up 14% sequentially.

•                  Nokia mobile device volumes of 126.9 million units, up 12% year on year and up 17% sequentially.

•                  Nokia estimated mobile device market share of 39% in Q4 2009, up from an estimated 37% in Q4 2008 and 38% in Q3 2009. The full year 2009 estimated market share was 38%, down from 39% in 2008.

•                  Nokia grew its converged device market share to an estimated 40%, from an estimated 35% in Q3 2009.

•                  Nokia improved the ASP of its mobile devices to EUR 63, from EUR 62 in Q3 2009.

•                  Devices & Services increased its gross margin to 34.3%, from 30.9% in Q3 2009.

•                  NAVTEQ non-IFRS net sales of EUR 225 million, up 9% year on year and up 36% sequentially, and non-IFRS operating margin of 24.0%, down from 25.9% in Q3 2009.

•                  Nokia Siemens Networks net sales of EUR 3.6 billion, down 16% year on year and up 31% sequentially (down 17% and up 29% at constant currency).

•                  Nokia operating cash flow of EUR 1.5 billion, more than double the operating cash flow for Q3 2009.

•                  Total cash and other liquid assets of EUR 8.9 billion at the end of Q4 2009.

•                  Nokia taxes were unfavorably impacted by Nokia Siemens Networks taxes as no tax benefits are recognized for certain Nokia Siemens Networks deferred tax items. If Nokia’s estimated long-term tax rate of 26% had been applied, non-IFRS Nokia EPS would have been approximately 1 Euro cent higher.

OLLI-PEKKA KALLASVUO, NOKIA CEO:

“We grew our market share in smartphones in the fourth quarter, driven by the successful launch of new touch and QWERTY models. Our performance in smartphones, combined with continuing success in the emerging markets, helped us increase sales in our Devices & Services unit, both quarter-on-quarter and year-on-year. Our solid results also owe a good deal to world class supply chain management and impressive sales execution.

I was also pleased with Nokia Siemens Networks’ performance in Q4, especially considering the ongoing challenging conditions in the infrastructure market. That performance enabled it to turn in a full year profit on an operative basis.

Our focus remains firmly on execution, especially around user experience. Here I want to highlight our move to shake up the navigation market with free walk and drive navigation on our smartphones, a good example of how we are leveraging our assets to bring real benefits to consumers.”

INDUSTRY AND NOKIA OUTLOOK

•                  Nokia expects Devices & Services net sales to be between EUR 6.5 billion and EUR 7.0 billion in the first quarter 2010.

•                  Nokia expects its non-IFRS operating margin in Devices & Services in the first quarter 2010 to be negatively impacted by seasonality and to be at the lower end of the range of its full year 2010 target, which continues to be 12% to 14%.

•                  Nokia and Nokia Siemens Networks expect Nokia Siemens Networks’ net sales to be between EUR 2.6 billion and EUR 2.9 billion in the first quarter 2010.

•                  Nokia and Nokia Siemens Networks expect the non-IFRS operating margin in Nokia Siemens Networks in the first quarter 2010 to be negatively impacted by seasonality and to be below the full year 2010 target, which continues to be breakeven to 2%.

•                  Nokia continues to expect industry mobile device volumes to be up approximately 10% in 2010, compared to 2009.

•                  Nokia continues to target its mobile device volume market share to be flat in 2010, compared to 2009.

•                  Nokia continues to target to increase its mobile device value market share slightly in 2010, compared to 2009.

•                  Nokia continues to target non-IFRS operating expenses in Devices & Services of approximately EUR 5.7 billion in 2010.

•                  Nokia and Nokia Siemens Networks continue to expect a flat market in euro terms for the mobile and fixed infrastructure and related services market in 2010, compared to 2009.

•                  Nokia and Nokia Siemens Networks continue to target Nokia Siemens Networks to grow faster than the market in 2010.

•                  Nokia and Nokia Siemens Networks continue to target Nokia Siemens Networks to reduce its non-IFRS annualized operating expenses and production overheads by EUR 500 million by the end of 2011, compared to the end of 2009.

FOURTH QUARTER 2009 FINANCIAL HIGHLIGHTS

(Comparisons are given to the fourth quarter 2008 results, unless otherwise indicated.)

The non-IFRS results exclusions

Q4 2009 — EUR 332 million (net) consisting of:

•                  EUR 89 million restructuring charge and other one-time items in Nokia Siemens Networks

•                  EUR 22 million gain on sale of real estate in Nokia Siemens Networks

•                  EUR 36 million restructuring charge in Devices & Services

•                  EUR 117 million of intangible asset amortization and other purchase price accounting related items arising from the formation of Nokia Siemens Networks

•                  EUR 110 million of intangible asset amortization and other purchase price accounting related items arising from the acquisition of NAVTEQ

•                  EUR 2 million of intangible assets amortization and other purchase price related items arising from the acquisition of OZ Communications in Devices & Services

Q4 2009 taxes — EUR 213 million non-cash positive effect from development and outcome of various prior year items impacting Nokia taxes

Q3 2009 — EUR 1 167 million consisting of:

•                  EUR 908 million impairment of goodwill in Nokia Siemens Networks

•                  EUR 29 million restructuring charge and other one-time items in Nokia Siemens Networks

•                  EUR 117 million of intangible assets amortization and other purchase price related items arising from the formation of Nokia Siemens Networks

•                  EUR 111 million of intangible assets amortization and other purchase price related items arising from the acquisition of NAVTEQ

•                  EUR 2 million of intangible assets amortization and other purchase price related items arising from the acquisition of OZ Communications in Devices & Services

Q3 2009 taxes — EUR 432 million valuation allowance for Nokia Siemens Networks deferred tax assets impacting Nokia taxes

Q4 2008 — EUR 747 million consisting of:

•                  EUR 286 million restructuring charge and other one-time items in Nokia Siemens Networks

•                  EUR 52 million restructuring charge in Devices & Services

•                  EUR 165 million representing the contribution of assets to Symbian Foundation

•                  EUR 5 million restructuring charge in NAVTEQ

•                  EUR 118 million of intangible asset amortization and other purchase price accounting related items arising from the formation of Nokia Siemens Networks

•                  EUR 121 million of intangible asset amortization and other purchase price accounting related items arising from the acquisition of NAVTEQ

Non-IFRS results exclude special items for all periods. In addition, non-IFRS results exclude intangible asset amortization, other purchase price accounting related items and inventory value adjustments arising from i) the formation of Nokia Siemens Networks and ii) all business acquisitions completed after June 30, 2008.

Nokia Group

Nokia’s fourth quarter 2009 net sales decreased 5% to EUR 12.0 billion, compared with EUR 12.7 billion in the fourth quarter 2008. At constant currency, group net sales would have decreased 4% year on year.

The following chart sets out the year on year and sequential growth rates in our net sales on a reported basis and at constant currency for the periods indicated.

FOURTH QUARTER 2009 NET SALES, REPORTED & CONSTANT CURRENCY(1)

	Q4/2009 vs. Q4/2008 Change	Q4/2009 vs. Q3/2009 Change
Group net sales — reported	-5%	22%
Group net sales - constant currency(1)	-4%	20%

Devices & Services net sales — reported	0.5%	18%
Devices & Services net sales - constant currency(1)	2%	16%

Nokia Siemens Networks net sales — reported	-16%	31%
Nokia Siemens Networks net sales - constant currency(1)	-17%	28%

Note 1: Change in net sales at constant currency excludes the impact of changes in exchange rates in comparison to the Euro, our reporting currency.

Nokia’s fourth quarter 2009 reported operating profit increased 132% to EUR 1.1 billion, compared with EUR 492 million in the fourth quarter 2008. Nokia’s fourth quarter 2009 non-IFRS operating profit increased 19% to EUR 1.5 billion, compared with EUR 1.2 billion in the fourth quarter 2008. Nokia’s fourth quarter 2009 reported operating margin was 9.5% (3.9%). Nokia’s fourth quarter 2009 non-IFRS operating margin was 12.3% (9.8%).

Operating cash flow for the fourth quarter 2009 was EUR 1.5 billion. The operating cash flow for the fourth quarter 2008 was negative EUR 0.3 billion. Operating cash flow in the fourth quarter 2008 included a one-time EUR 1.7 billion lump-sum cash payment made to Qualcomm as part of a license agreement. Total cash and other liquid assets were EUR 8.9 billion at December 31, 2009, compared with EUR 6.8 billion at December 31, 2008. At December 31, 2009, Nokia’s net debt-equity ratio (gearing) was -25%, compared with -14% at December 31, 2008.

Devices & Services

In the fourth quarter 2009, the total mobile device volumes of Devices & Services were 126.9 million units, representing an increase of 12% year on year and 17% sequentially. The overall industry mobile device volumes for the same period were 329 million units based on Nokia’s estimate, representing an increase of 8% year on year and 14% sequentially.

Of the total industry mobile device volumes, converged mobile device industry volumes in the fourth quarter 2009 increased to 52.4 million units, based on Nokia’s estimate, compared with an estimated 47.0 million units in the third quarter 2009. Our own converged mobile device volumes, comprising our smartphones and mobile computers, were 20.8 million units in the fourth quarter 2009, compared with 15.1 million units in the fourth quarter 2008 and 16.4 million units in the third quarter 2009. Nokia’s share of the converged mobile device market was an estimated 40% in the fourth quarter 2009, up from an estimated 35% in the third quarter 2009. We shipped approximately 4.6 million Nokia Nseries and approximately 6.1 million Nokia Eseries devices during the fourth quarter 2009, up from the combined 8.9 million Nseries and Eseries devices we shipped in the third quarter 2009.

The following chart sets out our mobile device volumes for the periods indicated, as well as the year on year and sequential growth rates, by geographic area.

NOKIA MOBILE DEVICE VOLUME BY GEOGRAPHIC AREA

(million units)	Q4/2009	Q4/2008	YoY Change	Q3/2009	QoQ Change
Europe	34.3	34.7	-1.2%	27.1	26.6%
Middle East & Africa	24.3	18.2	33.5%	19.6	24.0%
Greater China	17.6	12.9	36.4%	18.5	-4.9%
Asia-Pacific	34.5	29.9	15.4%	30.5	13.1%
North America	3.8	4.1	-7.3%	3.1	22.6%
Latin America	12.4	13.3	-6.8%	9.7	27.8%
Total	126.9	113.1	12.2%	108.5	17.0%

Based on our preliminary market estimate, Nokia’s mobile device market share for the fourth quarter 2009 was 39%, compared with 37% in the fourth quarter 2008 and 38% in the third quarter 2009. Our year on year market share increase was driven by higher market share in all regions except North America, where our market share was flat. Our sequential market share increase was driven primarily by higher market share in Asia-Pacific, Middle East & Africa, Europe and North America. Our market share was sequentially down in Greater China and Latin America.

Our mobile device average selling price (ASP) in the fourth quarter 2009 was EUR 63, down from EUR 71 in the fourth quarter 2008 and up from EUR 62 in the third quarter 2009. The lower year on year ASP was primarily due to price erosion, a higher proportion of lower-priced entry level device sales and to a lesser extent unfavorable changes in foreign exchange rates. On a sequential basis, our ASP benefited from more favorable foreign exchange hedging results and a positive mix shift towards converged mobile devices. Our mobile device ASP above excludes net sales from services.

Fourth quarter 2009 Devices & Services net sales increased 0.5% to EUR 8.2 billion, compared with EUR 8.1 billion in the fourth quarter 2008. At constant currency, Devices & Services net sales would have increased 2%. Net sales grew year on year in Greater China, Middle East & Africa and Asia-Pacific. Net sales were down year on year in Europe, Latin America and North America. The slight net sales increase resulted primarily from higher volumes in several regions, driven by stronger demand, largely offset, however, by an ASP decline compared to the fourth quarter 2008. Of our total Devices & Services net sales, services contributed EUR 169 million in the fourth quarter 2009 and were up 15% sequentially. Services billings in the fourth quarter 2009 were EUR 226 million, up 31% sequentially.

The following chart sets out our Devices & Services net sales and ASP for the periods indicated by product category.

DEVICES & SERVICES NET SALES AND ASP BY OPERATING MODE

	Net sales, EUR billion		ASP, EUR
	Q4/2009	Q3/2009	Q4/2009	Q3/2009
Mobile phones(1)	4.3	3.8	40	41
Converged mobile devices(2)	3.9	3.1	186	190
Total	8.2	6.9

Note 1: Series 30 and Series 40-powered devices ranging from basic mobile phones focused on voice capability to devices with a number of additional functionalities, such as Internet connectivity, including the services and accessories sold with them.

Note 2: Smartphones and mobile computers, including the services and accessories sold with them.

Devices & Services reported gross profit and non-IFRS gross profit increased 2% to EUR 2.81 billion, compared with EUR 2.75 billion in the fourth quarter 2008, with a reported gross margin and non-IFRS gross margin of 34.3% (33.8%). The year on year gross margin increase was primarily due to favorable developments in product material costs and royalty income as well as changes in product mix offset to a large extent by unfavorable changes in foreign exchange rates.

Devices & Services reported operating profit increased 59% to EUR 1.2 billion, compared with EUR 766 million in the fourth quarter 2008, with a reported operating margin of 14.9% (9.4%). Devices & Services non-IFRS operating profit increased 28% to EUR 1.3 billion, compared with EUR 983 million in the fourth quarter 2008, with a non-IFRS operating margin of 15.4% (12.1%). The 28% year on year increase in non-IFRS operating profit for the fourth quarter 2009 was driven primarily by lower operating and other expenses.

NAVTEQ

Fourth quarter 2009 NAVTEQ reported net sales increased 10% year on year to EUR 225 million, compared with EUR 205 million in the fourth quarter 2008, benefiting from growth in mobile devices and improved conditions in the automotive industry. In the fourth quarter 2009, NAVTEQ’s reported gross profit increased to EUR 195 million, compared with EUR 180 million in the fourth quarter 2008, with a gross margin of 86.7% (87.8%). Non-IFRS gross profit was EUR 196 million (EUR 181 million), with a non-IFRS gross margin of 87.1% (87.9%). In the fourth quarter 2009, NAVTEQ’s reported operating loss decreased to EUR 56 million, compared with a EUR 73 million loss in the fourth quarter 2008. The reported operating margin was -24.9% (-35.6%). NAVTEQ non-IFRS operating profit was EUR 54 million (EUR 53 million), with a non-IFRS operating margin of 24.0% (25.7%).

Nokia Siemens Networks

Fourth quarter 2009 net sales decreased 16% to EUR 3.6 billion, compared with EUR 4.3 billion in the fourth quarter 2008, reflecting challenging competitive factors and market conditions. At constant currency, Nokia Siemens Networks net sales would have decreased 17%. Of total Nokia Siemens Networks net sales, services contributed EUR 1.7 billion in the fourth quarter 2009.

The following chart sets out Nokia Siemens Networks net sales for the periods indicated, as well as the year on year and sequential growth rates, by geographic area.

NOKIA SIEMENS NETWORKS NET SALES BY GEOGRAPHIC AREA

EUR million	Q4/2009	Q4/2008	YoY Change	Q3/2009	QoQ Change
Europe	1 327	1 636	-18.9%	1 062	25.0%
Middle East & Africa	371	615	-39.7%	387	-4.1%
Greater China	425	409	3.9%	335	26.9%
Asia-Pacific	818	967	-15.4%	567	44.3%
North America	244	198	23.2%	127	92.1%
Latin America	440	513	-14.2%	282	56.0%
Total	3 625	4 338	-16.4%	2 760	31.3%

Nokia Siemens Networks reported gross profit decreased 5% to EUR 1.07 billion, compared with EUR 1.13 billion in the fourth quarter 2008, with a gross margin of 29.5% (26.1%). Nokia Siemens Networks non-IFRS gross profit decreased 16% to EUR 1.1 billion, compared with EUR 1.3 billion in the fourth quarter 2008, with a non-IFRS gross margin of 30.6% (30.4%). The lower year on year non-IFRS gross profit in the fourth quarter 2009 was due primarily to lower year on year net sales.

Nokia Siemens Networks fourth quarter 2009 reported operating profit was EUR 17 million, compared with a reported operating loss of EUR 179 million in the fourth quarter 2008, with a reported operating margin of 0.5% (-4.1%). Nokia Siemens Networks non-IFRS operating profit decreased 11% to EUR 201 million in the fourth quarter 2009, compared with EUR 225 million in the fourth quarter 2008, with a non-IFRS operating margin of 5.5% (5.2%). The year on year decrease in Nokia Siemens Networks non-IFRS operating profit primarily reflected lower net sales offset to a large extent by lower operating expenses.

In November 2009, Nokia Siemens Networks announced a reorganization of its business structure to align it better to customer needs. At the same time, Nokia Siemens Networks announced a plan to improve its financial performance, which include targeted reductions of annualized operating expenses and production overheads of EUR 500 million by the end of 2011, compared to the end of 2009, on a non-IFRS basis.  As part of that effort, the company is conducting a global personnel review which may lead to headcount reductions in the range of about 7% to 9% of its approximately 64 000 employees. Nokia Siemens Networks estimated that total charges associated with these reductions will be in the range of EUR 550 million to be recorded mainly over the course of 2010. No charges associated with these reductions were recorded for the fourth quarter 2009. In addition to the operating expense and production overhead savings, Nokia Siemens Networks announced that it will target an annual reduction in product and service procurement costs related to cost of goods sold that is substantially larger than the targeted EUR 500 million in operating expenses and production overhead reductions.

Q4 2009 OPERATING HIGHLIGHTS

Devices & Services

•                  Nokia introduced the Nokia 1616, Nokia 1800, Nokia 2220 slide and Nokia 2690, all affordable mobile devices that support Nokia Life Tools, a service through which consumers can access timely and relevant agricultural information, as well as education and entertainment services, without requiring the use of GPRS or Internet connectivity. During the fourth quarter, Nokia launched Nokia Life Tools in Indonesia.

•                  Nokia commenced shipments of the Nokia X6, a powerful touch smartphone with 32 GB of on-board memory that comes in combination with Comes With Music, Nokia’s ‘all-you-can-eat’ music offering.

•                  Nokia continued to expand Comes With Music, with the offering launching in Netherlands, Finland, Spain and Russia. In Russia, Nokia also launched Ovi Music, representing the first step of its plan to bring Nokia Music Store—our 22-strong chain of digital music stores—into the Ovi stable of services.

•                  Nokia commenced shipments of the Nokia N97 mini, a smaller companion to the Nokia N97, featuring a tilting 3.2” touch display, QWERTY keyboard and fully customizable homescreen.

•                  Nokia continued to develop Ovi Maps, its mapping and navigation service. In January 2010, Nokia introduced a new version of Ovi Maps for its smartphones that includes high-end walk and drive navigation at no extra cost, available for download at www.nokia.com/maps. The new version of Ovi Maps includes high-end car and pedestrian navigation features, such as turn-by-turn voice guidance for 74 countries, in 46 languages, and traffic information for more than 10 countries, as well as detailed maps for more than 180 countries.

•                  Ovi Store, Nokia’s one-stop shop for applications and content, continued to grow, with the store now attracting more than 1 million downloads a day.

•                  Nokia commenced shipments of the Nokia E72, a device designed especially for business use and messaging, and featuring a full QWERTY keyboard, a 5 megapixel camera and assisted GPS. The Nokia E72 is one of many Nokia mobile devices supporting Nokia Messaging, Nokia’s email service, which continued to gain traction. Nokia Messaging is now available to Nokia users in more than 100 countries and more than 2 million users are now registered.

•                  Nokia continued to expand Ovi Mail, a free email service designed especially for users in emerging markets with Internet-enabled devices. The service can be set up and accessed without ever needing a PC. More than 5 million accounts have been activated since Ovi Mail was launched in late 2008.

•                  Nokia commenced shipments of the Nokia N900, a handset that delivers computer-grade performance in a compact QWERTY and touch form factor. The Nokia N900 runs on Maemo, a desktop PC-like software architecture based on open source Linux, and which Nokia is continuing to develop.

•                  Nokia commenced shipments of the Nokia Booklet 3G, a new Windows 7-based mini-laptop, built for all-day mobility and connectivity. Encased in an ultra-portable aluminum chassis, the Nokia Booklet 3G runs for up to 12 hours on a single charge and has a broad range of connectivity options.

•                  As part of its global efforts to align its research and development (R&D) operations with its focused portfolio of future products, Nokia announced plans to reduce its R&D activities in Japan, as well as some of its R&D activities in Finland and Denmark.

•                  Nokia filed a complaint against Apple with the Federal District Court in Delaware, alleging that Apple’s iPhone infringes Nokia patents for GSM, UMTS and wireless LAN (WLAN) standards. Nokia also announced that it filed a complaint with the United States International Trade Commission (ITC) alleging that Apple infringes Nokia patents in virtually all of its mobile phones, portable music players, and computers. In January 2010, the ITC confirmed that it will commence an investigation based on the complaint by Nokia.

NAVTEQ

•                  NAVTEQ announced the North American availability of Motorway Junction Objects, which enables navigation systems to display full 3D animation of complex junctions, with coverage of over 2 000 locations.

•                  NAVTEQ launched full coverage maps of both Iceland and Croatia.

•                  NAVTEQ announced that NAVTEQ LocationPoint™, the company’s location-based advertising service for mobile applications, has been selected by AAA and Loopt for their respective applications to deliver users with location-relevant promotions and coupons for local merchants.

•                  NAVTEQ announced a global technology agreement with Microsoft to allow the rapid deployment of innovative collection capabilities, as well as accelerating the collection, creation and storage of 3D map data and visuals.

•                  NAVTEQ signed a global agreement with ALK to supply map data and content for the company’s CoPilot®Live™ GPS navigation products.

Nokia Siemens Networks

•                  Nokia Siemens Networks won 10 new 3G contracts including deals with Softbank in Japan for HSPA+ for evolved mobile data services delivery and with Telenor Sweden for a full upgrade of its 3G network as well as a contract with VMS Mobifone in Vietnam for a 3G network roll-out.

•                  Nokia Siemens Networks was selected by Telenor Denmark for a full upgrade of 2G and 3G radio networks for nationwide EDGE and HSPA/HSPA+ services in a deal that also includes the future provision of LTE.

•                  Nokia Siemens Networks maintained its momentum in LTE development using standards compliant software and commercial hardware. The company made the world’s first LTE handover on fully standards compliant software in October, and announced it will be conducting interoperability tests with four leading device vendors in different regions. In TD-LTE, Nokia Siemens Networks made the first 3GPP standard compliant TD-LTE call.

•                  Nokia Siemens Networks continued to make progress in Managed Services, signing new deals with Zain in Nigeria and East Africa and Unitech Wireless in India.

•                  Nokia Siemens Networks announced several business solutions deals including a device management contract with IDEA Cellular in India and a charge@once convergent billing solution with leo in Namibia. In November, Nokia Siemens Networks was awarded an Identity Data Management contract by Telefonica’s Argentina mobile operation ‘Movistar’, which will enable the operator to offer their nearly 16 million end-users network-enhanced single-sign on and other features that improve online navigation.

•                  Nokia Siemens Networks launched a comprehensive range of energy solutions for telecoms operators, designed to reduce network operating costs, by lowering network power consumption and exploiting more efficient technology and renewable energy. Telenor Pakistan adopted the Off-Grid Site solution, using solar energy to power communications for rural customers.

•                  Nokia Siemens Networks has responded to the increased focus on environmental responsibility, demand for renewable energy, intelligent power grids, and smart meters, by announcing the intent to provide smart grid solutions for the energy sector using its existing charging, mediation, service management and network management solutions. It also provided a software platform for ServusNet, upon which the Irish software group has been able to build a solution for wind farm management.

For more information on the operating highlights mentioned above, please refer to related press announcements at the following links: http://www.nokia.com/press, http://www.navteq.com/about/press.html, http://www.nokiasiemensnetworks.com/press

NOKIA IN THE FOURTH QUARTER 2009

(The following discussion is of Nokia’s reported results. Comparisons are given to the fourth quarter 2008 results, unless otherwise indicated.)

Nokia’s net sales decreased 5% to EUR 11 988 million (EUR 12 662 million). Net sales of Devices & Services increased 0.5% to EUR 8 179 million (EUR 8 141 million). Net sales of NAVTEQ increased 10% to EUR 225 million (EUR 205 million). Net sales of Nokia Siemens Networks decreased 16% to EUR 3 625 million (EUR 4 338 million).

Operating profit increased 132% to EUR 1 141 million (EUR 492 million), representing an operating margin of 9.5% (3.9%). Operating profit in Devices & Services increased 59% to EUR 1 219 million (EUR 766 million), representing an operating margin of 14.9% (9.4%). Operating loss in NAVTEQ was EUR 56 million (operating loss EUR 73 million), representing an operating margin of -24.9% (-35.6%). Operating profit in Nokia Siemens Networks was EUR 17 million (operating loss EUR 179 million), representing an operating margin of 0.5% (-4.1%). Group Common Functions reported expense totaled EUR 39 million (EUR 22 million).

In the period from October to December 2009, net financial expense was EUR 79 million (EUR 16 million). Profit before tax and minority interests was EUR 1 063 million (EUR 476 million). In Q4 2009, Nokia taxes benefited from the positive effect from the development and outcome of various prior year items impacting Nokia taxes. In Q4 2008, Nokia taxes benefited from Nokia obtaining a favorable high tech qualification assessment in China as well as certain tax benefits from prior years. Profit was EUR 882 million (EUR 551 million), based on a profit of EUR 948 million (EUR 576 million) attributable to equity holders of the parent and a negative EUR 66 million (negative EUR 25 million) attributable to minority interests. Earnings per share increased to EUR 0.26 (basic) and to EUR 0.26 (diluted), compared with EUR 0.16 (basic) and EUR 0.15 (diluted) in the fourth quarter of 2008.

CONSOLIDATED INCOME STATEMENT, EUR million

(unaudited)

	Reported	Reported	Non-IFRS	Non-IFRS
	10-12/2009	10-12/2008	10-12/2009	10-12/2008

Net sales	11 988	12 662	11 988	12 665
Cost of sales	-7 915	-8 599	-7 877	-8 415

Gross profit	4 073	4 063	4 111	4 250
Research and development expenses	-1 565	-1 731	-1 404	-1 400
Selling and marketing expenses	-1 048	-1 287	-945	-1 185
Administrative and general expenses	-294	-345	-278	-284
Impairment of goodwill	—	—	—	—
Other income	99	154	77	154
Other expenses	-124	-362	-88	-296

Operating profit	1 141	492	1 473	1 239
Share of results of associated companies	1	—	1	—
Financial income and expenses	-79	-16	-79	-16

Profit before tax	1 063	476	1 395	1 223
Tax	-181	75	-459	-142

Profit	882	551	936	1 081

Profit attributable to equity holders of the parent	948	576	912	958
Profit/loss attributable to minority interests	-66	-25	24	123
	882	551	936	1 081

Earnings per share, EUR
(for profit attributable to the equity holders of the parent)
Basic	0.26	0.16	0.25	0.26
Diluted	0.26	0.15	0.25	0.26

Average number of shares (1 000 shares)
Basic	3 708 113	3 697 553	3 708 113	3 697 553
Diluted	3 713 778	3 724 043	3 713 778	3 724 043

Depreciation and amortization, total	451	446	222	207

Share-based compensation expense, total	14	-60	14	-60

NOKIA NET SALES BY GEOGRAPHIC AREA, EUR million

(10-12/2009, 10-12/2008 and 1-12/2008 unaudited, 1-12/2008 audited)

Reported	10-12/2009	Y-o-Y change, %	10-12/2008	1-12/2009	Y-o-Y change, %	1-12/2008

Europe	4 543	-15	5 347	14 790	-22	18 842
Middle-East & Africa	1 528	-4	1 584	5 605	-23	7 265
Greater China	1 668	21	1 374	6 429	—	6 420
Asia-Pacific	2 606	7	2 444	8 967	-21	11 344
North America	602	5	571	2 061	—	2 068
Latin America	1 041	-22	1 342	3 132	-34	4 771

Total	11 988	-5	12 662	40 984	-19	50 710

NOKIA PERSONNEL BY GEOGRAPHIC AREA

	31.12.09	Y-o-Y change, %	31.12.08

Europe	57 490	-7	61 971
Middle-East & Africa	4 172	-19	5 160
Greater China	15 774	6	14 879
Asia-Pacific	24 382	12	21 832
North America	7 911	-11	8 862
Latin America	13 824	5	13 125

Total	123 553	-2	125 829

DEVICES & SERVICES, EUR million

(unaudited)

	Reported 10-12/2009	Special items & PPA 10- 12/2009	Non-IFRS 10-12/2009	Reported 10-12/2008	Special items & PPA 10- 12/2008	Non-IFRS 10-12/2008

Net sales	8 179	—	8 179	8 141	—	8 141
Cost of sales	-5 372	—	-5 372	-5 390	—	-5 390

Gross profit	2 807	—	2 807	2 751	—	2 751
% of net sales	34.3		34.3	33.8		33.8

Research and development expenses (1)	-793	2	-791	-901	153	-748
% of net sales	9.7		9.7	11.1		9.2

Selling and marketing expenses (2)	-640	—	-640	-837	12	-825
% of net sales	7.8		7.8	10.3		10.1

Administrative and general expenses	-110	—	-110	-94	—	-94
% of net sales	1.3		1.3	1.2		1.2

Other income and expenses (3)	-45	36	-9	-153	52	-101

Operating profit	1 219	38	1 257	766	217	983
% of net sales	14.9		15.4	9.4		12.1

(1) Amortization of acquired intangible assets of EUR 2 million in Q4/09. EUR 153 million in Q4/08 representing the contribution of assets to Symbian Foundation.

(2) EUR 12 million in Q4/08 representing the contribution of assets to Symbian Foundation.

(3) Restructuring charges of EUR 36 million in Q4/09 and EUR 52 million in Q4/08

NAVTEQ, EUR million

(unaudited)

	Reported 10- 12/2009	Special items & PPA 10- 12/2009	Non- IFRS 10- 12/2009	Reported 10- 12/2008	Special items & PPA 10- 12/2008	Non- IFRS 10- 12/2008

Net sales (1)	225	—	225	205	1	206
Cost of sales (2)	-30	1	-29	-25	—	-25

Gross profit	195	1	196	180	1	181
% of net sales	86.7		87.1	87.8		87.9

Research and development expenses (3)	-175	82	-93	-174	90	-84
% of net sales	77.8		41.3	84.9		40.8

Selling and marketing expenses (4)	-58	27	-31	-59	30	-29
% of net sales	25.8		13.8	28.8		14.1

Administrative and general expenses	-17	—	-17	-17	—	-17
% of net sales	7.6		7.6	8.3		8.3

Other income and expenses (5)	-1	—	-1	-3	5	2

Operating profit/loss	-56	110	54	-73	126	53
% of net sales	-24.9		24.0	-35.6		25.7

(1) Deferred revenue related to acquisitions of EUR 1 million in Q4/08.

(2) Amortization of acquired intangibles of EUR 1 million in Q4/09.

(3) Amortization of acquired intangibles of EUR 82 million in Q4/09 and EUR 90 million in Q4/08.

(4) Amortization of acquired intangibles of EUR 27 million in Q4/09 and EUR 30 million in Q4/08

(5) Amortization of acquired intangibles of EUR 5 million in Q4/08

NOKIA SIEMENS NETWORKS, EUR million

(unaudited)

	Reported 10- 12/2009	Special items & PPA 10- 12/2009	Non- IFRS 10- 12/2009	Reported 10- 12/2008	Special items & PPA 10- 12/2008	Non- IFRS 10- 12/2008

Net sales (1)	3 625	—	3 625	4 338	2	4 340
Cost of sales (2)	-2 554	37	-2 517	-3 206	184	-3 022

Gross profit	1 071	37	1 108	1 132	186	1 318
% of net sales	29.5		30.6	26.1		30.4

Research and development expenses (3)	-597	77	-520	-654	88	-566
% of net sales	16.5		14.3	15.1		13.0

Selling and marketing expenses (4)	-350	76	-274	-390	60	-330
% of net sales	9.7		7.6	9.0		7.6

Administrative and general expenses (5)	-141	16	-125	-206	61	-145
% of net sales	3.9		3.4	4.7		3.3

Other income and expenses (6)	34	-22	12	-61	9	-52

Operating profit/loss	17	184	201	-179	404	225
% of net sales	0.5		5.5	-4.1		5.2

(1) Deferred revenue related to acquisitions of EUR 2 million in Q4/08.

(2) Restructuring charges of EUR 37 million in Q4/09 and of EUR 184 million in Q4/08.

(3) Restructuring charges of EUR 32 million and amortization of acquired intangibles of EUR 45 million in Q4/09. Restructuring charges of EUR 43 million and amortization of acquired intangibles of EUR 45 million in Q4/08.

(4) Restructuring charges of EUR 4 million and amortization of acquired intangibles of EUR 72 million in Q4/09. Reversal of restructuring charges of EUR 11 million and amortization of acquired intangibles of EUR 71 million in Q4/08.

(5) Restructuring charges of EUR 16 million in Q4/09 and EUR 61 million in Q4/08.

(6) Gain on sale of real estate EUR 22 million in Q4/09. Restructuring charges of EUR 9 million in Q4/08.

GROUP COMMON FUNCTIONS, EUR million

(unaudited)

	Reported 10- 12/2009	Special items & PPA 10- 12/2009	Non- IFRS 10- 12/2009	Reported 10- 12/2008	Special items & PPA 10- 12/2008	Non- IFRS 10- 12/2008

Net sales	—	—	—	—	—	—
Cost of sales	—	—	—	—	—	—

Gross profit	—	—	—	—	—	—

Research and development expenses	—	—	—	-2	—	-2

Selling and marketing expenses	—	—	—	-1	—	-1

Administrative and general expenses	-26	—	-26	-28	—	-28

Other income and expenses	-13	—	-13	9	—	9

Operating profit/loss	-39	—	-39	-22	—	-22

CONSOLIDATED INCOME STATEMENT, EUR million

(unaudited)

NOKIA GROUP

	Reported 10-12/2009	Special items & PPA 10-12/2009	Non-IFRS 10-12/2009	Reported 10-12/2008	Special items & PPA 10-12/2008	Non-IFRS 10-12/2008

Net sales (1)	11 988	—	11 988	12 662	3	12 665
Cost of sales (2)	-7 915	38	-7 877	-8 599	184	-8 415

Gross profit	4 073	38	4 111	4 063	187	4 250
% of net sales	34.0		34.3	32.1		33.6

Research and development expenses (3)	-1 565	161	-1 404	-1 731	331	-1 400
% of net sales	13.1		11.7	13.7		11.1

Selling and marketing expenses (4)	-1 048	103	-945	-1 287	102	-1 185
% of net sales	8.7		7.9	10.2		9.4

Administrative and general expenses (5)	-294	16	-278	-345	61	-284
% of net sales	2.5		2.3	2.7		2.2

Other income and expenses (6)	-25	14	-11	-208	66	-142

Operating profit	1 141	332	1 473	492	747	1 239
% of net sales	9.5		12.3	3.9		9.8

Share of results of associated companies	1		1	—		—
Financial income and expenses	-79		-79	-16		-16

Profit before tax	1 063	332	1 395	476	747	1 223
Tax	-181	-278	-459	75	-217	-142

Profit	882	54	936	551	530	1 081

Profit attributable to equity holders of the parent	948	-36	912	576	382	958
Profit/loss attributable to minority interests	-66	90	24	-25	148	123
	882	54	936	551	530	1 081

Earnings per share, EUR
(for profit attributable to the equity holders of the parent)
Basic	0.26	-0.01	0.25	0.16	0.10	0.26
Diluted	0.26	-0.01	0.25	0.15	0.11	0.26

Average number of shares (1 000 shares)
Basic	3 708 113		3 708 113	3 697 553		3 697 553
Diluted	3 713 778		3 713 778	3 724 043		3 724 043

Depreciation and amortization, total	451	-229	222	446	-236	210

Share-based compensation expense, total	14	—	14	-60	—	-60

(1) Deferred revenue related to acquisitions of EUR 3 million in Q4/08.

(2) Restructuring charges of EUR 37 million and amortization of acquired intangible assets of EUR 1 million in Q4/09.

Restructuring charges of EUR 184 million in Q4/08.

(3) Restructuring charges of EUR 32 million and amortization of acquired intangible assets of EUR 129 million in Q4/09. Restructuring charges of EUR 43 million, amortization of acquired intangible assets of EUR 135 million and EUR 153 million representing the contribution of assets to Symbian Foundation Q4/08.

(4) Restructuring charges of EUR 4 million and amortization of acquired intangible assets of EUR 99 million in Q4/09. Reversal of restructuring charges of 11million; EUR 12 million representing the contribution of assets to Symbian Foundation and amortization of acquired intangible assets of EUR 101 million in Q4/08.

(5) Restructuring charges of EUR 16 million in Q4/09 and EUR 61 million in Q4/08.

(6) Restructuring charges of EUR 36 million and a gain on sale of real estate EUR 22 million in Q4/09. Restructuring charges of EUR 66 million in Q4/08.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME, IFRS, EUR million

	10-12/2009	10-12/2008	1-12/2009*	1-12/2008

Profit	882	551	260	3 889

Other comprehensive income
Translation differences	3	173	-563	595
Net investment hedge gains	6	-82	114	-123
Cash flow hedges	-85	76	25	-40
Available-for-sale investments	51	-44	48	-15
Other increase/decrease, net	5	-37	-7	28
Income tax related to components of other comprehensive income	24	13	-44	58

Other comprehensive income, net of tax	4	99	-427	503

Total comprehensive income/expense	886	650	-167	4 392

Total comprehensive income/expense attributable to equity holders of the parent	960	674	429	4 577
minority interests	-74	-24	-596	-185
	886	650	-167	4 392

NOKIA IN JANUARY — DECEMBER 2009

(The following discussion is of Nokia’s reported results. Comparisons are given to 2008 results, unless otherwise indicated.)

Nokia completed the acquisition of NAVTEQ Corporation on July 10, 2008. NAVTEQ is a separate reportable segment of Nokia starting from the third quarter 2008. The results of NAVTEQ are not available for the prior periods. Accordingly, the results of Nokia Group and NAVTEQ for the full year 2009 are not directly comparable to the results for the full year 2008.

Nokia Group

For 2009, Nokia’s net sales decreased 19% to EUR 41.0 billion (EUR 50.7 billion in 2008). Net sales of Devices & Services for 2009 decreased 21% to EUR 27.9 billion (EUR 35.1 billion). Net sales of Nokia Siemens Networks decreased 18% to EUR 12.6 billion (EUR 15.3 billion). Net sales of NAVTEQ were EUR 670 million in 2009 (EUR 361 million for the six months ended December 31, 2008).

In 2009, Europe accounted for 36% (37%) of Nokia’s net sales, Asia-Pacific 22% (22%), Greater China 16% (13%), Middle East & Africa 14% (14%), Latin America 7% (10%) and North America 5% (4%). The 10 markets in which Nokia generated the greatest net sales in 2009 were, in descending order of magnitude, China, India, the United Kingdom, Germany, the United States, Russia, Indonesia, Spain, Brazil and Italy, together representing approximately 52% of total net sales in 2009. In comparison, the 10 markets in which Nokia generated the greatest net sales in 2008 were China, India, the United Kingdom, Germany, Russia, Indonesia, the United States, Brazil, Italy and Spain, together representing approximately 50% of total net sales in 2008.

Nokia’s gross margin in 2009 was 32.4%, compared to 34.3% in 2008. Nokia’s 2009 operating profit decreased 76% to EUR 1.2 billion, compared with EUR 5.0 billion in 2008. Nokia’s 2009 operating margin was 2.9% (9.8%). Nokia’s operating profit in 2009 included purchase price accounting items and other special items of net negative EUR 2.3 billion (net negative EUR 2.1 billion). Devices & Services operating profit decreased 43% to EUR 3.3 billion, compared with EUR 5.8 billion in 2008, with a reported operating margin of 11.9% (16.6%). Devices & Services operating profit in 2009 included special items of negative EUR 174 million (net negative EUR 557 million). NAVTEQ’s operating loss for 2009 was EUR 344 million (EUR 153 million in the six months ended on December 31, 2008), representing an operating margin of -51.3% (-42.4%). NAVTEQ’s operating loss included purchase price accounting items and other special items of negative EUR 465 million (net negative EUR 235 million). Nokia Siemens Networks had an operating loss of EUR 1.6 billion, compared with a EUR 301 million operating loss in 2008, representing an operating margin of -13.0% (-2.0%). Nokia Siemens Networks operating loss in 2009 included purchase price accounting items and other special items, including EUR 908 million impairment of goodwill, of net negative EUR 1.7 billion (net negative EUR 1.1 billion).

For the full year 2009, Nokia’s net sales and profitability were negatively impacted by the deteriorated global economic conditions, including weaker consumer and corporate spending, constrained credit availability and currency market volatility. The demand environment, in particular for mobile devices, improved during the latter part of the year as the global economy started showing initial signs of recovery.

Reported research and development expenses were EUR 5.9 billion in 2009, down 1% from EUR 6.0 billion in 2008. Research and development costs represented 14.4% of Nokia net sales in 2009, up from 11.8% in 2008. Research and development expenses included purchase price accounting items and other special items of EUR 564 million in 2009 (EUR 550 million in 2008). At December 31, 2009, Nokia employed 37 020 people in research and development, representing approximately 30% of the group’s total workforce, and had a strong research and development presence in 16 countries.

In 2009, Nokia’s selling and marketing expenses were EUR 3.9 billion, compared with EUR 4.4 billion in 2008. Selling and marketing expenses for Nokia represented 9.6% of its net sales in 2009 (8.6%). Selling and marketing expenses included purchase price accounting items and other special items of EUR 413 million in 2009 (EUR 341 million).

Administrative and general expenses were EUR 1.1 billion in 2009, compared to EUR 1.3 billion in 2008. Administrative and general expenses were equal to 2.8% of net sales in 2009 (2.5%). Administrative and general expenses included special items of EUR 103 million in 2009 (EUR 163 million).

Group Common Functions expenses totaled EUR 134 million in 2009, compared to EUR 396 million in 2008. Expenses in 2008 included a EUR 217 million loss due to transfer of Finnish pension liabilities.

Net financial expense was EUR 265 million in 2009 (EUR 2 million).

Profit before tax and minority interests was EUR 1.0 billion (EUR 5.0 billion). Profit was EUR 0.3 billion (profit of EUR 3.9 billion), based on a profit of EUR 0.9 billion (profit of EUR 4.0 billion) attributable to equity holders of the parent and a negative EUR 0.6 billion (negative EUR 0.1 billion) attributable to minority interests. Earnings per share decreased to EUR 0.24 (basic) and EUR 0.24 (diluted), compared to EUR 1.07 (basic) and EUR 1.05 (diluted) in 2008.

Operating cash flow for the year ended December 31, 2009 was EUR 3.2 billion (EUR 3.2 billion) and total combined cash and other liquid assets were EUR 8.9 billion (EUR 6.8 billion). As of December 31, 2009, our net debt-to-equity ratio (gearing) was -25% (-14% as of December 31, 2008). In 2009, capital expenditure amounted to EUR 531 million (EUR 889 million).

Devices & Services

In 2009, the total mobile device volume of our Devices & Services group reached 432 million units, representing a decrease of 8% year on year. The overall industry mobile device volumes for 2009 reached 1.14 billion units, based on Nokia’s preliminary market estimate, representing a decrease of 6% year on year. Based on our preliminary market estimate, Nokia’s market share decreased to 38% in 2009, compared to 39% in 2008.

Of the total industry mobile device volumes, converged mobile device industry volumes in 2009 increased to 176 million units, based on Nokia’s estimate, compared with an estimated 161 million units in 2008. Our own converged mobile device volumes increased to 67.8 million units in 2009, compared with 60.6 million units in 2008. Nokia shipped approximately 18 million Nokia Nseries and approximately 18 million Nokia Eseries devices in 2009, down from the combined 46 million Nseries and Eseries devices we shipped in 2008.

The following chart sets out our mobile device volumes for the periods indicated, as well as the year on year growth rates, by geographic area.

NOKIA MOBILE DEVICE VOLUME BY GEOGRAPHIC AREA

(million units)	2009	2008	YoY Change
Europe	107.0	114.9	-6.9%
Middle East & Africa	77.6	81.0	-4.2%
Greater China	72.6	71.3	1.8%
Asia-Pacific	123.5	134.0	-7.8%
North America	13.5	15.7	-14.0%
Latin America	37.6	51.5	-27.0%
Total	431.8	468.4	-7.8%

During 2009, Nokia gained device market share in Europe and Middle East & Africa. Our device market share decreased in Asia-Pacific, Latin America and North America. Our device market share was flat in Greater China.

In Europe, our market share increased. Nokia’s share increased in, for example, Germany, the United Kingdom, Russia and Spain, but was partly offset by market share declines in Italy, Finland, Ireland and some other countries. In Middle East & Africa, Nokia’s 2009 market share increased, driven by share gains in markets such as Nigeria and Iran as Nokia continued to benefit from its brand and broad product portfolio.

In Asia-Pacific, Nokia’s market share declined in 2009 as a result of market share losses in several markets, including Singapore and Thailand. In Latin America, Nokia’s market share declined in 2009 as a result of market share losses in several markets, including Brazil, Mexico and Argentina. Our market share declined in North America in 2009 primarily due to a market share decline in the United States. In Greater China, Nokia continued to benefit from its brand, broad product portfolio and extensive distribution system during 2009.

Nokia’s device ASP in 2009 was EUR 63, a decline of 15% from EUR 74 in 2008. Industry ASPs also declined in 2009. Nokia’s lower ASP in 2009 compared to 2008 was primarily the result of a higher proportion of lower-priced entry level device sales as well as general price pressure.

Devices & Services net sales 2009 declined 21% to EUR 27.9 billion, compared with EUR 35.1 billion in 2008. At constant currency, Devices & Services net sales would have decreased 20%. The decline was driven by both volume decline as well as an ASP decline. Of our total Devices & Services net sales, services contributed EUR 607 million in 2009. Net sales in Devices & Services were down in all regions except Greater China year on year.

Devices & Services gross profit decreased 27% to EUR 9.3 billion, compared with EUR 12.7 billion in 2008, with a gross margin of 33.3% (36.3%). Devices & Services operating profit decreased 43% to EUR 3.3 billion, compared with EUR 5.8 billion in 2008. Devices & Services operating margin in 2009 was 11.9%, compared with 16.6% in 2008. The year on year decrease in operating profit in 2009 was driven primarily by lower net sales compared to 2008.

NAVTEQ

Net sales of NAVTEQ were EUR 670 million in 2009, compared to EUR 361 million for the six months ended on December 31, 2008. Europe accounted for 46% (44%) of NAVTEQ’s net sales, North America 44% (43%), Middle East & Africa 4% (8%), Asia-Pacific 3% (2%), Latin America 2% (2%) and Greater China 1% (1%).

NAVTEQ operating loss was EUR 344 million in 2009, compared to a loss of EUR 153 million for the six months ended on December 31, 2008. NAVTEQ operating margin was -51.3% (-42.4%).

Nokia Siemens Networks

Net sales of Nokia Siemens Networks decreased 18% to EUR 12.6 billion in 2009, compared with EUR 15.3 billion in 2008, reflecting challenging market conditions and competitive factors. At constant currency, net sales of Nokia Siemens Networks would have decreased 16%. Europe accounted for 37% (37%) of Nokia Siemens Network’s net sales, Asia-Pacific 22% (25%), Middle East & Africa 13% (13%), Latin America 11% (11%), Greater China 11% (9%) and North America 6% (5%).

Nokia Siemens Networks had an operating loss of EUR 1.6 billion, compared with operating loss of EUR 301 million in 2008. Operating margin of Nokia Siemens Networks in 2009 was -13.0% compared with -2.0% in 2008. The increase in operating loss in 2009 resulted primarily from a non tax deductible impairment of goodwill charge of EUR 908 million and lower net sales, the impact of which was partially offset by lower cost of sales and lower operating expenses.

2009 OPERATING HIGHLIGHTS

Nokia

•                  Nokia formed Solutions, a new unit responsible for driving Nokia’s offering of solutions, with the aim of integrating the mobile device, services and content into a unique and compelling offering for the consumer. The unit formally started operating on October 1, 2009.

•                  Nokia announced changes to its Group Executive Board, with Robert Andersson leaving Nokia’s Group Executive Board as of September 30, 2009 in connection with his transfer to new duties in Nokia’s Corporate Development unit; Alberto Torres joining Nokia’s Group Executive Board as of October 1, 2009 in connection with his appointment as head of the Solutions unit, and; Simon Beresford-Wylie leaving the Group Executive Board on September 30, 2009 after stepping down as Chief Executive Officer of Nokia Siemens Networks.

•                  Nokia announced that Rajeev Suri was appointed as Chief Executive Officer of Nokia Siemens Networks as of October 1, 2009.

•                  Nokia continued to take action to adjust its business operations and cost base in accordance with market demand as well as seek savings in operational expenses, looking at all areas and activities across Devices & Services and global support functions. Actions included the closure of certain Nokia facilities, the streamlining of Nokia’s research and development organization, temporary lay-offs in production, and measures to increase efficiency in certain global support functions.

•                  Nokia was named as the world’s most sustainable technology company according to the 2009-2010 edition of the Dow Jones Sustainability Indexes.

Devices & Services

•                  Nokia strengthened its portfolio of Mobile Phones with new models such as the: Nokia 5130 XpressMusic, an affordable handset optimized for music; the Nokia 6303 classic, featuring a 3.2 megapixel camera, an Internet browser and long battery life; and the Nokia 6700 classic, equipped with a 5 megapixel camera, assisted GPS navigation, and high speed data access.

•                  To create additional value for users of our Mobile Phones, Nokia also developed its offering of services designed to be accessed with them: In India and Indonesia, Nokia launched Nokia Life Tools, through which consumers can access timely and relevant agricultural information, as well as education and entertainment services, without requiring the use of GPRS or Internet connectivity; Nokia also continued to expand Ovi Mail, a free email service designed especially for users in emerging markets with Internet-enabled devices.

•                  Nokia introduced Nokia Money, a new mobile financial service. The service is to be rolled out gradually to selected markets and will be operated in cooperation with Obopay, a leading developer of mobile payment solutions in which Nokia invested.

•                  Nokia strengthened its portfolio of Smartphones with new models such as the: Nokia N97 mini, a smaller companion to the Nokia N97, featuring a tilting 3.2” touch display and a fully customizable homescreen; the Nokia 5230, an affordable touch smartphone that, in select markets, is available with Comes With Music; and the Nokia E72, a device designed especially for business use and messaging, featuring the latest consumer and corporate email solutions and simple Instant Messaging setup.

•                  Building on the functionalities of Nokia’s Smartphones and enhancing their value for consumers, Nokia continued to develop Ovi, the Internet services brand under which it has integrated many of its individual services to simplify the user experience and differentiate it from competitors. For example, Nokia launched Ovi Store, a one-stop shop for applications and content for millions of Nokia device users, and made available the Ovi SDK (software development kit), the Ovi Maps Player API (application programming interface) and the Ovi Navigation API, enabling the creation of sophisticated applications for the web as well as the Symbian and Maemo platforms.

•                  Nokia commenced shipments of the Nokia N900, a handset that delivers computer-grade performance in a compact QWERTY and touch form factor. The Nokia N900 runs on Maemo, a desktop PC-like software architecture based on the open source Linux software, and which Nokia is continuing to develop.

•                  Nokia commenced shipments of the Nokia Booklet 3G, a new Windows 7-based mini-laptop, built for all-day mobility and connectivity. Encased in an ultra-portable aluminum chassis, the Nokia Booklet 3G runs for up to 12 hours on a single charge and has a broad range of connectivity options.

•                  Nokia continued to partner with third party companies, operators, developers and content providers in areas that it believes could positively differentiate its Smartphones, as well as other Nokia mobile devices, from those offered by competitors. For example, partnering with operators, Nokia continued to grow Nokia Messaging, its push email and instant messaging service. Nokia also continued to work together with the music industry to expand Nokia Music Store, its digital music store, and Comes With Music, its ‘all-you-can-eat’ music offering. Additionally, Nokia formed a global alliance with Microsoft to design and market a suite of productivity applications for Nokia’s Smartphones, and commenced a partnership with Intel Corporation to develop a new class of Intel® Architecture-based mobile computing device and chipset architectures that will combine the performance of powerful computers with high-bandwidth mobile broadband communications and ubiquitous Internet connectivity.

NAVTEQ

•                  NAVTEQ announced the availability of Motorway Junction Objects, which enables navigation systems to display full 3D animation of complex junctions, in Australia, Europe and North America with coverage of over 8 000 locations.

•                  NAVTEQ announced that NAVTEQ Discover Cities™ reached a global pedestrian navigation milestone of 100 cities.

•                  NAVTEQ announced the availability of NAVTEQ LocationPoint™, a location-based advertising service for mobile applications, in several European countries, as well as agreements with AAA, Loopt and Nextar in North America to utilize the offering.

•                  NAVTEQ launched real time traffic in 11 European countries and expanded NAVTEQ Traffic Patterns™ to 9 European countries.

•                  NAVTEQ launched maps in Chile, Venezuela, Iceland and Croatia, along with a significant increase in major city coverage in its India map to now encompass 84 cities.

•                  NAVTEQ announced that it signed an agreement with Samsung Electronics providing access to all countries in the NAVTEQ database as well as NAVTEQ’s Visual Content, Speed Limits, Extended Lanes and NAVTEQ Discover Cities™.

•                  NAVTEQ announced a global technology agreement with Microsoft to allow the rapid deployment of innovative collection capabilities, as well as accelerating the collection, creation and storage of 3D map data and visuals

•                  NAVTEQ announced the integration of Nokia GPS data for availability in NAVTEQ traffic products in North America and Europe.

Nokia Siemens Networks

•                  Nokia Siemens Networks won 29 new 3G contracts during 2009, confirming its industry-leading position in wireless broadband. The company secured key deals across the globe including contracts with: Softbank in Japan; Telenor in Denmark and Sweden; Megafon in Russia; Hutchison Telecom in Hong Kong; China Unicom and China Mobile; Nuevatel in Bolivia; and Viettel and Vinaphone in Vietnam.

•                  Nokia Siemens Networks took significant steps forward in LTE, making the world’s first LTE call and handover on commercial software and started LTE interoperability tests with 4 leading device vendors. Nokia Siemens Networks had by year end 2009 shipped capable LTE hardware to close to all its 3G customers, demonstrating readiness to support operators all over the world in the first commercial deployments of LTE.

•                  Nokia Siemens Networks was selected to provide LTE networks for Zain Bahrain and Telenor Denmark, taking commercial LTE references to six, including a deal with Verizon, the United States operator, which selected Nokia Siemens Networks as a supplier of its IP Multi-Media Subsystem (IMS) network, which will enable rich multimedia applications across its networks.

•                  Nokia Siemens Networks signed 37 new Managed Services contracts in 2009, breaking into new geographic markets across the world with landmark agreements that included contracts with Orange in the United Kingdom and Spain, Oi in Brazil, Zain in Nigeria and East Africa and Unitech in India.

•                  In March, Nokia Siemens Networks extended its global services delivery capability with the inauguration of a Global Networks Solutions Centre in Noida, India.

•                  Nokia Siemens Networks announced a number of technological advances including the launch of the Flexi Multiradio base station which allows GSM/EDGE, WCDMA/HSPA/HSPA+ and LTE standards to run concurrently in a single unit, and the Evolved Packet Core for LTE that will enable operators to efficiently offer a full range of data, voice, and high-quality and real-time multimedia services over different wireless standards using the same open platform in the core network.

•                  Nokia Siemens Networks also launched new solutions including FlexiPacket Microwave, a next generation full packet microwave solution which combines Carrier Ethernet Transport with Microwave Radio, and charge@once unified and business solutions that allow operators to combine charging and billing.

ACQUISITIONS AND DIVESTMENTS IN 2009

•                  In December 2009, Nokia and New Alliance, an investment company which is part of the Shanghai Alliance Investment Ltd, announced plans to form a 50-50 joint venture company to offer a range of mobile services in China and support the local developer ecosystem.

•                  In December 2009, Nokia sold its minority holding in Venyon, a leading trusted service manager on the mobile near field communication (NFC) market, to Giesecke & Devrient.

•                  In October, 2009, Nokia completed the sale of Symbian Professional Services to Accenture.

•                  In October 2009, Nokia Siemens Networks and Juniper Networks formed a joint venture offering a Carrier Ethernet solution for mobile backhaul, business and residential broadband networks. The joint venture company is 60% owned by Juniper Networks and 40% by Nokia Siemens Networks.

•                  In September 2009, Nokia acquired Dopplr, a mobile service provider for international travelers.

•                  In September 2009, NAVTEQ acquired Acuity Mobile, whose leading mobile location-based advertising delivery platform enables NAVTEQ to continue to differentiate its interactive advertising capabilities.

•                  In September 2009, Nokia acquired certain assets of Plum Ventures, a company that develops and operates a cloud-based social media sharing and messaging service for private groups.

•                  In August 2009, Nokia acquired cellity, a mobile software company that has developed a solution for aggregating address book data.

•                  In April 2009, Nokia sold its security appliance business to Check Point Software Technologies.

•                  In February 2009, Nokia acquired bit-side, a professional services and software company.

•                  In January 2009, NAVTEQ acquired T-Traffic Systems, a leading provider of traffic services in Germany.

PERSONNEL

The average number of employees during 2009 was 123 171, of which the average number of employees at Nokia Siemens Networks was 62 129. At December 31, 2009, Nokia employed a total of 123 553 people (125 829 people at December 31, 2008), of which 63 927 were employed by Nokia Siemens Networks (60 295 people at December 31, 2008).

SHARES

The total number of Nokia shares at December 31, 2009 was 3 744 956 052. At December 31, 2009, Nokia and its subsidiary companies owned 36 693 564 Nokia shares, representing approximately 1.0 % of the total number of Nokia shares and the total voting rights.

DIVIDEND

Nokia’s Board of Directors will propose a dividend of EUR 0.40 per share for 2009.

CONSOLIDATED INCOME STATEMENT, EUR million

(unaudited)

	Reported	Reported	Non-IFRS	Non-IFRS
	1-12/2009	1-12/2008	1-12/2009	1-12/2008

Net sales	40 984	50 710	40 987	50 722
Cost of sales	-27 720	-33 337	-27 568	-32 935

Gross profit	13 264	17 373	13 419	17 787
Research and development expenses	-5 909	-5 968	-5 345	-5 418
Selling and marketing expenses	-3 933	-4 380	-3 520	-4 039
Administrative and general expenses	-1 145	-1 284	-1 042	-1 121
Impairment of goodwill	-908	—	—	—
Other income	338	420	248	355
Other expenses	-510	-1 195	-257	-531

Operating profit	1 197	4 966	3 503	7 033
Share of results of associated companies	30	6	30	6
Financial income and expenses	-265	-2	-265	-2

Profit before tax	962	4 970	3 268	7 037
Tax	-702	-1 081	-876	-1 674

Profit	260	3 889	2 392	5 363

Profit attributable to equity holders of the parent	891	3 988	2 455	5 076
Profit/loss attributable to minority interests	-631	-99	-63	287
	260	3 889	2 392	5 363

Earnings per share, EUR
(for profit attributable to the equity holders of the parent)
Basic	0.24	1.07	0.66	1.36
Diluted	0.24	1.05	0.66	1.34

Average number of shares (1 000 shares)
Basic	3 705 116	3 743 622	3 705 116	3 743 622
Diluted	3 721 072	3 780 363	3 721 072	3 780 363

Depreciation and amortization, total	1 784	1 617	930	923

Share-based compensation expense, total	13	67	13	67

DEVICES & SERVICES, EUR million

(reported and non-IFRS 1-12/2009 unaudited, reported 1-12/2008 audited, non-IFRS 1-12/2008 unaudited)

	Reported 1-12/2009	Special items & PPA 1-12/2009	Non-IFRS 1-12/2009	Reported 1-12/2008	Special items & PPA 1-12/2008	Non-IFRS 1-12/2008

Net sales	27 853	—	27 853	35 099	—	35 099
Cost of sales	-18 583	—	-18 583	-22 360	—	-22 360

Gross profit	9 270	—	9 270	12 739	—	12 739
% of net sales	33.3		33.3	36.3		36.3

Research and development expenses (1)	-2 984	8	-2 976	-3 127	153	-2 974
% of net sales	10.7		10.7	8.9		8.5

Selling and marketing expenses (2)	-2 366	—	-2 366	-2 847	12	-2 835
% of net sales	8.5		8.5	8.1		8.1

Administrative and general expenses	-417	—	-417	-429	—	-429
% of net sales	1.5		1.5	1.2		1.2

Other income and expenses (3)	-189	166	-23	-520	392	-128

Operating profit	3 314	174	3 488	5 816	557	6 373
% of net sales	11.9		12.5	16.6		18.2

(1) Amortization of acquired intangible assets of EUR 8 million 2009. EUR 153 million in 2008 representing the contribution of assets to Symbian Foundation.

(2) EUR 12 million in 2008 representing the contribution of assets to Symbian Foundation.

(3) Restructuring charges of EUR 178 million, impairment of assets EUR 56 million and gain on sale of security appliance business of EUR 68 million in 2009. Restructuring charges of EUR 392 million in 2008.

NAVTEQ, EUR million

(reported and non-IFRS 1-12/2009 unaudited, reported 1-12/2008 audited, non-IFRS 1-12/2008 unaudited)

	Reported 1-12/2009	Special items & PPA 1-12/2009	Non-IFRS 1-12/2009	Reported 1-12/2008	Special items & PPA 1-12/2008	Non-IFRS 1-12/2008

Net sales (1)	670	3	673	361	2	363
Cost of sales (2)	-88	1	-87	-43	—	-43

Gross profit	582	4	586	318	2	320
% of net sales	86.9		87.1	88.1		88.2

Research and development expenses (3)	-653	346	-307	-332	171	-161
% of net sales	97.5		45.6	92.0		44.4

Selling and marketing expenses (4)	-217	115	-102	-109	57	-52
% of net sales	32.4		15.2	30.2		14.3

Administrative and general expenses	-57	—	-57	-30	—	-30
% of net sales	8.5		8.5	8.3		8.3

Other income and expenses (5)	1	—	1	0	5	5

Operating profit/loss	-344	465	121	-153	235	82
% of net sales	-51.3		18.0	-42.4		22.6

(1) Deferred revenue related to acquisitions of EUR 3 million in 2009 and EUR 2 million in 2008.

(2) Amortization of acquired intangibles of EUR 1 million in 2009.

(3) Amortization of acquired intangibles of EUR 346 million in 2009 and EUR 171 million in 2008.

(4) Amortization of acquired intangibles of EUR 115 million in 2009 and EUR 57 million in 2008.

(5) Restructuring charges of EUR 5 million in 2008.

NOKIA SIEMENS NETWORKS, EUR million

(reported and non-IFRS 1-12/2009 unaudited, reported 1-12/2008 audited, non-IFRS 1-12/2008 unaudited)

	Reported 1- 12/2009	Special items & PPA 1- 12/2009	Non- IFRS 1- 12/2009	Reported 1- 12/2008	Special items & PPA 1- 12/2008	Non-IFRS 1-12/2008

Net sales (1)	12 574	—	12 574	15 309	10	15 319
Cost of sales (2)	-9 162	151	-9 011	-10 993	402	-10 591

Gross profit	3 412	151	3 563	4 316	412	4 728
% of net sales	27.1		28.3	28.2		30.9

Research and development expenses (3)	-2 271	210	-2 061	-2 500	226	-2 274
% of net sales	18.1		16.4	16.3		14.8

Selling and marketing expenses (4)	-1 349	298	-1 051	-1 421	272	-1 149
% of net sales	10.7		8.4	9.3		7.5

Administrative and general expenses (5)	-573	103	-470	-689	163	-526
% of net sales	4.6		3.7	4.5		3.4

Other income and expenses (6)	-858	905	47	-7	-15	-22

Operating profit/loss	-1 639	1 667	28	-301	1 058	757
% of net sales	-13.0		0.2	-2.0		4.9

(1) Deferred revenue related to acquisitions of EUR 10 million in 2008.

(2) Restructuring charges of EUR 151 million in 2009 and of EUR 402 million in 2008.

(3) Restructuring charges of EUR 30 million and amortization of acquired intangibles of EUR 180 million in 2009.

Restructuring charges of EUR 46 million and amortization of acquired intangibles of EUR 180 million in 2008.

(4) Restructuring charges of EUR 12 million and amortization of acquired intangibles of EUR 286 million in 2009. Reversal of restructuring charges of EUR 14 million and amortization of acquired intangibles of EUR 286 million in 2008.

(5) Restructuring charges of EUR 103 million in 2009 and EUR 163 million in 2008.

(6) Impairment of goodwill of EUR 908 million, gain on sale of real estate EUR 22 million, restructuring charges of EUR 14 million and amortization of acquired intangible assets of EUR 5 million in 2009. Restructuring charges of EUR 49 million, amortization of acquired intangible assets of EUR 1 million and gain on transfer of Finnish pension liability of EUR 65 million in 2008.

GROUP COMMON FUNCTIONS, EUR million

(reported and non-IFRS 1-12/2009 unaudited, reported 1-12/2008 audited, non-IFRS 1-12/2008 unaudited)

	Reported 1-12/2009	Special items & PPA 1-12/2009	Non-IFRS 1-12/2009	Reported 1-12/2008	Special items & PPA 1-12/2008	Non-IFRS 1-12/2008

Net sales	—	—	—	—	—	—
Cost of sales	—	—	—	—	—	—

Gross profit	—	—	—	—	—	—

Research and development expenses	-1	—	-1	-9	—	-9

Selling and marketing expenses	-1	—	-1	-3	—	-3

Administrative and general expenses	-98	—	-98	-136	—	-136

Other income and expenses (1)	-34	—	-34	-248	217	-31

Operating profit/loss	-134	—	-134	-396	217	-179

(1) Loss on transfer of Finnish pension liability of EUR 217 million in 2008.

CONSOLIDATED INCOME STATEMENT, EUR million

(reported and non-IFRS 1-12/2009 unaudited, reported 1-12/2008 audited, non-IFRS 1-12/2008 unaudited)

NOKIA GROUP

	Reported 1-12/2009	Special items & PPA 1-12/2009	Non-IFRS 1-12/2009	Reported 1-12/2008	Special items & PPA 1-12/2008	Non-IFRS 1-12/2008

Net sales (1)	40 984	3	40 987	50 710	12	50 722
Cost of sales (2)	-27 720	152	-27 568	-33 337	402	-32 935

Gross profit	13 264	155	13 419	17 373	414	17 787
% of net sales	32.4		32.7	34.3		35.1

Research and development expenses (3)	-5 909	564	-5 345	-5 968	550	-5 418
% of net sales	14.4		13.0	11.8		10.7

Selling and marketing expenses (4)	-3 933	413	-3 520	-4 380	341	-4 039
% of net sales	9.6		8.6	8.6		8.0

Administrative and general expenses (5)	-1 145	103	-1 042	-1 284	163	-1 121
% of net sales	2.8		2.5	2.5		2.2

Other income and expenses (6)	-1 080	1 071	-9	-775	599	-176

Operating profit	1 197	2 306	3 503	4 966	2 067	7 033
% of net sales	2.9		8.5	9.8		13.9

Share of results of associated companies	30		30	6		6
Financial income and expenses	-265		-265	-2		-2

Profit before tax	962	2 306	3 268	4 970	2 067	7 037
Tax	-702	-174	-876	-1 081	-593	-1 674

Profit	260	2 132	2 392	3 889	1 474	5 363

Profit attributable to equity holders of the parent	891	1 564	2 455	3 988	1 088	5 076
Profit/loss attributable to minority interests	-631	568	-63	-99	386	287
	260	2 132	2 392	3 889	1 474	5 363

Earnings per share, EUR
(for profit attributable to the equity holders of the parent)
Basic	0.24	0.42	0.66	1.07	0.29	1.36
Diluted	0.24	0.42	0.66	1.05	0.29	1.34

Average number of shares (1 000 shares)
Basic	3 705 116		3 705 116	3 743 622		3 743 622
Diluted	3 721 072		3 721 072	3 780 363		3 780 363

Depreciation and amortization, total	1784	-854	930	1617	-694	923

Share-based compensation expense, total	13	—	13	67	—	67

(1) Deferred revenue related to acquisitions of EUR 3 million in 2009 and EUR 12 million in 2008.

(2) Restructuring charges of EUR 151 million and amortization of acquired intangible assets of EUR 1 million in 2009

Restructuring charges of EUR 402 million in 2008.

(3) Restructuring charges of EUR 30 million and amortization of acquired intangible assets of EUR 534 million in 2009. Restructuring charges of EUR 46 million, amortization of acquired intangibles of EUR 351 million and EUR 153 million representing the contribution of assets to Symbian Foundation in 2008.

(4) Restructuring charges of EUR 12 million and amortization of acquired intangible assets of EUR 401 million in 2009. Reversal of restructuring charges of 14 million, EUR 12 million representing the contribution of assets to Symbian Foundation and amortization of acquired intangible assets of EUR 343 million in 2008.

(5) Restructuring charges of EUR 103 million in 2009 and EUR 163 million in 2008.

(6) Restructuring charges of EUR 192 million, amortization of acquired intangible assets of EUR 5 million, impairment of goodwill of EUR 908 million, impairment of assets EUR 56 million, a gain on sale of security appliance business of EUR 68 million and a gain on sale of real estate of EUR 22 million in 2009. Restructuring charges of EUR 446 million, amortization of acquired intangible assets of EUR 1 million and transfer of pension liability in Finland of EUR 152 million in 2008.

CONSOLIDATED INCOME STATEMENT, IFRS, EUR million

(1-12/2009 unaudited, 1-12/2008 audited)

	1-12/2009*	1-12/2008

Net sales	40 984	50 710
Cost of sales	-27 720	-33 337

Gross profit	13 264	17 373
Research and development expenses	-5 909	-5 968
Selling and marketing expenses	-3 933	-4 380
Administrative and general expenses	-1 145	-1 284
Impairment of goodwill	-908	—
Other income	338	420
Other expenses	-510	-1 195

Operating profit	1 197	4 966
Share of results of associated companies	30	6
Financial income and expenses	-265	-2

Profit/loss before tax	962	4 970
Tax	-702	-1 081

Profit	260	3 889

Profit attributable to equity holders of the parent	891	3 988
Profit/loss attributable to minority interests	-631	-99

	260	3 889

Earnings per share, EUR
(for profit attributable to the equity holders of the parent)
Basic	0.24	1.07
Diluted	0.24	1.05

Average number of shares (1 000 shares)
Basic	3 705 116	3 743 622
Diluted	3 721 072	3 780 363

Depreciation and amortization, total	1 784	1 617

Share-based compensation expense, total	13	67

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME, IFRS, EUR million

(1-12/2009 unaudited, 31.12.2008 audited)

	1-12/2009*	1-12/2008

Profit	260	3 889

Other comprehensive income
Translation differences	-563	595
Net investment hedge gains	114	-123
Cash flow hedges	25	-40
Available-for-sale investments	48	-15
Other increase/decrease, net	-7	28
Income tax related to components of other comprehensive income	-44	58

Other comprehensive income, net of tax	-427	503

Total comprehensive income/expense	-167	4 392

Total comprehensive income/expense attributable to equity holders of the parent	429	4 577
minority interests	-596	-185
	-167	4 392

CONSOLIDATED STATEMENT OF FINANCIAL POSITION, IFRS, EUR million

(31.12.2009 unaudited, 31.12.2008 audited)

	31.12.2009*	31.12.2008
ASSETS
Non-current assets
Capitalized development costs	143	244
Goodwill	5 171	6 257
Other intangible assets	2 762	3 913
Property, plant and equipment	1 867	2 090
Investments in associated companies	69	96
Available-for-sale investments	554	512
Deferred tax assets	1 507	1 963
Long-term loans receivable	46	27
Other non-current assets	6	10
	12 125	15 112
Current assets
Inventories	1 865	2 533
Accounts receivable	7 981	9 444
Prepaid expenses and accrued income	4 551	4 538
Current portion of long-term loans receivable	14	101
Other financial assets	329	1 034
Investments at fair value through profit and loss, liquid assets	580	—
Available-for-sale investments, liquid assets	2 367	1 272
Available-for-sale investments, cash equivalents	4 784	3 842
Bank and cash	1 142	1 706
	23 613	24 470
Total assets	35 738	39 582

SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders of the parent
Share capital	246	246
Share issue premium	279	442
Treasury shares	-681	-1 881
Translation differences	-127	341
Fair value and other reserves	69	62
Reserve for invested non-restricted equity	3 170	3 306
Retained earnings	10 132	11 692
	13 088	14 208
Minority interests	1 661	2 302
Total equity	14 749	16 510

Non-current liabilities
Long-term interest-bearing liabilities	4 432	861
Deferred tax liabilities	1 303	1 787
Other long-term liabilities	66	69
	5 801	2 717
Current liabilities
Current portion of long-term loans	44	13
Short-term borrowing	727	3 578
Other financial liabilities	245	924
Accounts payable	4 950	5 225
Accrued expenses	6 504	7 023
Provisions	2 718	3 592
	15 188	20 355
Total shareholders’ equity and liabilities	35 738	39 582
Interest-bearing liabilities	5 203	4 452
Shareholders’ equity per share, EUR	3.53	3.84
Number of shares (1 000 shares) (1)	3 708 262	3 697 872

(1) Shares owned by Group companies are excluded.

CONSOLIDATED STATEMENT OF CASH FLOWS, IFRS, EUR million

(1-12/2009 unaudited, 1-12/2008 audited)

	1-12/2009*	1-12/2008
Cash flow from operating activities
Profit attributable to equity holders of the parent	891	3 988
Adjustments, total	3 390	3 469
Change in net working capital	140	-2 546
Cash generated from operations	4 421	4 911
Interest received	125	416
Interest paid	-256	-155
Other financial income and expenses, net	-128	-195
Income taxes paid	-915	-1 780
Net cash from operating activities	3 247	3 197

Cash flow from investing activities
Acquisition of Group companies, net of acquired cash	-29	-5 962
Purchase of current available-for-sale investments, liquid assets	-2 800	-669
Purchase of investments at fair value through profit and loss, liquid assets	-695	—
Purchase of non-current available-for-sale investments	-95	-121
Purchase of shares in associated companies	-30	-24
Additions to capitalized development costs	-27	-131
Proceeds from repayment and sale of long-term loans receivable	—	129
Proceeds from (+) / payment of (-) other long-term loans receivable	2	-1
Proceeds from (+) / payment of (-) short-term loans receivable	2	-15
Capital expenditures	-531	-889
Proceeds from disposal of shares in associated companies	40	3
Proceeds from disposal of businesses	61	41
Proceeds from maturities and sale of current available-for-sale investments, liquid assets	1 730	4 664
Proceeds from maturities and sale of investments at fair value through profit and loss, liquid assets	108	—
Proceeds from sale of non-current available-for-sale investments	14	10
Proceeds from sale of fixed assets	100	54
Dividends received	2	6
Net cash used in investing activities	-2 148	-2 905

Cash flow from financing activities
Proceeds from stock option exercises	—	53
Purchase of treasury shares	—	-3 121
Proceeds from long-term borrowings	3 901	714
Repayment of long-term borrowings	-209	-34
Proceeds from (+) / payment of (-) short-term borrowings	-2 842	2 891
Dividends paid	-1 546	-2 048
Net cash used in financing activities	-696	-1 545

Foreign exchange adjustment	-25	-49
Net increase (+) / decrease (-) in cash and cash equivalents	378	-1 302
Cash and cash equivalents at beginning of period	5 548	6 850
Cash and cash equivalents at end of period	5 926	5 548

NB: The figures in the consolidated cash flow statement cannot be directly traced from the balance sheet without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY, IFRS, EUR million

(31.12.2009 unaudited, 31.12.2008 audited)

	Share capital	Share issue premium	Treasury shares	Translation difference	Fair value and other reserves	Reserve for invested non- restricted equity	Retained earnings	Before minority	Minority interest	Total equity
Balance at Dec 31, 2007	246	644	-3 146	-163	23	3 299	13 870	14 773	2 565	17 338
Translation differences				595				595		595
Net investment hedge losses, net of tax				-91				-91		-91
Cash flow hedges, net of tax					42			42	-67	-25
Available-for-sale investments, net of tax					-3			-3	-2	-5
Other increase, net							46	46	-17	29
Profit							3 988	3 988	-99	3 889
Total comprehensive income	—	—	—	504	39	—	4 034	4 577	-185	4 392
Stock options exercised						51		51		51
Stock options exercised related to acquisitions		1						1		1
Share-based compensation		74						74		74
Excess tax benefit on share-based compensation		-117						-117	-6	-123
Settlement of performance shares		-179	154			-44		-69		-69
Acquisition of treasury shares			-3 123					-3 123		-3 123
Reissuance of treasury shares			2					2		2
Cancellation of treasury shares			4 232				-4 232	—		—
Dividend							-1 992	-1 992	-35	-2 027
Acquisitions and other changes in minority interests								—	-37	-37
Vested portion of share-based payment awards related to acquisitions		19						19		19
Acquisition of Symbian							12	12		12
Total of other equity movements	—	-202	1 265	—	—	7	-6 212	-5 142	-78	-5 220
Balance at Dec 31, 2008	246	442	-1 881	341	62	3 306	11 692	14 208	2 302	16 510
Translation differences				-552				-552	-9	-561
Net investment hedge gains, net of tax				84				84		84
Cash flow hedges, net of tax					-35			-35	49	14
Available-for-sale investments, net of tax					42			42	2	44
Other increase, net							-1	-1	-7	-8
Profit							891	891	-631	260
Total comprehensive income	—	—	—	-468	7	—	890	429	-596	-167
Stock options exercised related to acquisitions		-1						-1		-1
Share-based compensation		16						16		16
Excess tax benefit on share-based compensation		-12						-12	-1	-13
Settlement of performance shares		-166	230			-136		-72		-72
Reissuance of treasury shares			1					1		1
Cancellation of treasury shares			969				-969	—		—
Dividend							-1 481	-1 481	-44	-1 525
Total of other equity movements	—	-163	1 200	—	—	-136	-2 450	-1 549	-45	-1 594
Balance at Dec 31, 2009*	246	279	-681	-127	69	3 170	10 132	13 088	1 661	14 749

COMMITMENTS AND CONTINGENCIES, EUR million

(31.12.2009 unaudited, 31.12.2008 audited)

	GROUP
	31.12.2009*	31.12.2008

Collateral for own commitments
Property under mortgages	18	18
Assets pledged	13	11

Contingent liabilities on behalf of Group companies
Guarantees for loans	—	—
Other guarantees	1 350	2 896

Contingent liabilities on behalf of other companies
Financial guarantees on behalf of third parties	—	2
Other guarantees	3	1

Leasing obligations	1 218	1 156

Financing commitments
Customer finance commitments	85	197
Venture fund commitments	293	467

1 EUR = 1.465 USD

*All reported 2009 figures are unaudited and the auditors have not yet issued their report for Nokia’s financial statements for 2009.

The unaudited, consolidated interim financial statements of Nokia have been prepared in accordance with the International Financial Reporting Standards (“IFRS”). The same accounting policies and methods of computation are followed in the interim financial statements as were followed in the consolidated financial statements of Nokia for 2008.

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, services and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) our ability to develop and grow our consumer Internet services business; D) expectations regarding market developments and structural changes; E) expectations regarding our mobile device volumes, market share, prices and margins; F) expectations and targets for our results of operations; G) the outcome of pending and threatened litigation; H) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and I) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the deteriorating global economic conditions and related financial crisis and their impact on us, our customers and end-users of our products, services and solutions, our suppliers and collaborative partners; 2) the development of the mobile and fixed communications industry, as well as the growth and profitability of the new market segments that we target and our ability to successfully develop or acquire and market products, services and solutions in those segments; 3) the intensity of competition in the mobile and fixed communications industry and our ability to maintain or improve our market position or respond successfully to changes in the competitive landscape; 4) competitiveness of our product, services and solutions portfolio; 5) our ability to successfully manage costs; 6) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen, the Chinese yuan and the UK pound sterling, as well as certain other currencies; 7) the success, financial condition and performance of our suppliers, collaboration partners and customers; 8) our ability to source sufficient amounts of fully functional components, sub-assemblies, software and content without interruption and at acceptable prices; 9) the impact of changes in technology and our ability to develop or otherwise acquire and timely and successfully commercialize complex technologies as required by the market; 10) the occurrence of any actual or even alleged defects or other quality, safety or security issues in our products, services and solutions; 11) the impact of changes in government policies, trade policies, laws or regulations or political turmoil in countries where we do business; 12) our success in collaboration arrangements with others relating to development of technologies or new products, services and solutions; 13) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 14) inventory management risks resulting from shifts in market demand; 15) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solutions; 16) our ability to protect numerous Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 17) any disruption to information technology systems and networks that our operations rely on; 18) developments under large, multi-year contracts or in relation to major customers; 19) the management of our customer financing exposure; 20) our ability to retain, motivate, develop and recruit appropriately skilled employees; 21) whether, as a result of investigations into alleged violations of law by some former employees of Siemens AG (“Siemens”), government authorities or others take further actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or violations that may have occurred after the transfer, of such assets and employees that could result in additional actions by government authorities; 22) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 23) unfavorable outcome of litigations; 24) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; as well as the risk factors specified on pages 11-28 of Nokia’s annual report on Form 20-F for the year ended December 31, 2008 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nokia, Helsinki — January 28, 2010

Media and Investor Contacts:

Corporate Communications, tel. +358 7180 34900

Investor Relations Europe, tel. +358 7180 34927

Investor Relations US, tel. +1 914 368 0555

•                  Nokia plans to report its quarterly results in 2010 on the following dates: Q1 on April 22, Q2 on July 22 and Q3 on October 21, 2010.

•                  Nokia plans to publish its annual report, Nokia in 2009, in week 12 of 2010.

•                  Nokia’s Annual General Meeting will be held on May 6, 2010.

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2010		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
Name: Kaarina Ståhlberg
Title: Assistant General Counsel